Annual Notice Dated May 1, 2026

RETIREMENT INCOME BUILDER® II VARIABLE ANNUITY
Issued through
Transamerica Life Insurance Company

Retirement Builder Variable Annuity Account
This Annual Disclosure Notice (“Notice”) provides certain updated information about Your Retirement Income Builder® II Variable Annuity, a flexible premium deferred annuity policy (“Policy”), which is no longer available for purchase.

Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Policy in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Life Insurance Company and for Retirement Builder Variable Annuity Account (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/893511782?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Policy (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Policy prospectus dated May 1, 2005, as supplemented, is incorporated herein by reference and contains more information about the Policy’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

TABLE OF CONTENTS

SPECIAL TERMS
SUMMARY OF POLICY FEATURES THAT HAVE CHANGED
important INFORMATION you should consider about the Policy
INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY

SPECIAL TERMS
Administrative Office and Service Center - Transamerica Life Insurance Company, Attention: Customer Care Group, 6400 C Street SW, Cedar Rapids, IA 52499, (800) 525-6205.
Annuitant - The person on whose life any annuity payments involving life contingencies will be based.
Annuity Commencement Date - The date upon which annuity payments are to commence. The Annuity Commencement Date may not be later than the last day of the Policy month following the month after the Annuitant attains age 85, except as expressly allowed by Transamerica. In no event will this date be later than the last day of the Policy month following the month in which the Annuitant attains age 95. The Annuity Commencement Date may have to be earlier for qualified policies and may be earlier if required by state law.
Annuity Payment Option—A method of receiving a stream of annuity payments selected by the Owner.
Cash Value - The adjusted Policy Value less any applicable surrender charge and less any rider fees (imposed upon surrender).
Excess Interest Adjustment - A positive or negative adjustment to amounts surrendered (both partial or full surrenders and transfers) or applied to Annuity Payment Options from the Fixed Account Guaranteed Period Options prior to the end of the guaranteed period. The adjustment reflects changes in the interest rates declared by Transamerica since the date any payment was received by (or an amount was transferred to) the Guaranteed Period Option. The Excess Interest Adjustment can either decrease or increase the amount to be received by the Owner upon surrender (either full or partial) or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively.
Fixed Account - One or more investment choices under the Policy that are part of Transamerica’s general assets and are not in the Separate Account.
Guaranteed Period Options - The various guaranteed interest rate periods of the Fixed Account which Transamerica may offer and into which premium payments may be paid or amounts transferred.
Owner (You, Your) - The person who may exercise all rights and privileges under the Policy. The Owner during the lifetime of the Annuitant and before the Annuity Commencement Date is the person designated as the Owner in the information that we require to issue a Policy.
Policy Value - On or before the Annuity Commencement Date, the Policy Value is equal to the Owner’s:
  premium payments; minus
  partial surrenders (including the net effect of any applicable Excess Interest Adjustments and/or surrender charges on such surrenders); plus interest credited in the Fixed Account; plus
  accumulated gains in the Separate Account; minus
  accumulated losses in the Separate Account; minus
  service charges, rider fees, premium taxes and transfer fees, if any.
Portfolio - The investment Portfolio underlying each Variable Subaccount in which we will invest any amount the Owner allocates to that variable Subaccount.
Separate Account – Retirement Builder Variable Annuity Account, a Separate Account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which Premium Payments under the Policies may be allocated.
Subaccount - A subdivision within the Separate Account, the assets of which are invested in a specified underlying fund Portfolio.

SUMMARY OF POLICY FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Policy features that have changed since the last current Prospectus. This may not reflect all of the changes that have occurred since You entered into Your Policy.
  For changes in the names of certain Portfolios and/or Advisers/Sub-advisers please refer to the Appendix – Investment Options Available Under the Policy.
  For updated Portfolio expense information please refer to Important Information You Should Consider About This Policy and the Appendix – Investment Options Available Under the Policy
  For updated Portfolio performance information please refer to the Appendix – Investment Options Available Under the Policy.

important INFORMATION you should consider about the Policy

Your Policy prospectus dated May 1, 2005, as supplemented, contains more information about the Policy’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?
Yes. If You withdraw money within five years following a premium payment, a surrender charge applies. The maximum surrender charge is 6% of the amount surrendered, and it decreases over time. After the tenth Policy year, no surrender charges apply regardless of when the last premium was paid.
Example:
If You make an early withdrawal, You could pay a surrender charge of up to $6,000 on a $100,000 investment. This loss will be greater if there is a negative Policy Adjustment, taxes, or tax penalties.

Policy Adjustment:
Withdrawals or transfers from the Fixed Account Guaranteed Period Options before the end of the guaranteed period may be subject to an Excess Interest Adjustment, which can be negative or positive. The adjustment reflects changes in interest rates since the date of allocation.
Maximum Potential Loss: The adjustment could reduce credited interest to the guaranteed minimum.
Example:
If You allocate $100,000 to a Guaranteed Period Option and withdraw before the period ends, You could lose a substantial portion of credited interest. This loss will be greater if combined with surrender charges, taxes, or penalties.
Annuity Policy Fee Table and Expense Examples Expenses – Surrender Charges Access to Your Money – Excess Interest Adjustment
Are There Transaction Charges?
Yes. In addition to surrender charges and any applicable Policy Adjustments, You may be charged for other transactions under the Policy. These include:
  Transfer Fee: You are allowed up to 12 free transfers per Policy Year during the accumulation phase. For each transfer beyond this limit, a fee of $10 per transfer may apply.
  Premium Taxes: Deducted upon annuitization, surrender, or death benefit payment (currently 0%–3.50% depending on state).
  Optional Rider Fee: If elected, Beneficiary Earnings Enhancement Rider costs 0.25% annually during the accumulation phase.
Expenses
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the options You choose. Please refer to Your Policy specifications page for information about the specific fees You will pay each year based on the options You have elected.
Annuity Policy Fee Table and Expense Examples Expenses
	Annual Fee	Minimum	Maximum
	Base Policy[1]	1.25%	3.40%
	Portfolio Company (fund fees and expenses)[2],3	0.18%	1.07%
	Optional Benefit Expenses (if elected)[4]	0.15%	0.25%
1As a percentage of average Account Value.
2As a percentage of net assets.
[3]See below Appendix: Investment Options Available Under the Policy for more information.
4As a percentage of Policy Value.
Because Your Policy is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Policy, the following table shows the lowest and highest cost You could pay each year based on current charges. This estimate assumes that You do not take withdrawals from the Policy, which could add surrender charges and negative Policy Adjustments that substantially increase costs.

	Lowest Annual Cost $1,485	Highest Annual Cost $4,471
	Assumes:	Assumes:
Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Premium Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Premium Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. You can lose money by investing in this Policy. The value of Your Policy depends on the investment performance of the variable Subaccounts You select. If the underlying Portfolios perform poorly, Your Policy Value will decrease, and You could lose some or all of the money You invested in those Subaccounts.
  You bear the entire investment risk for amounts allocated to the Separate Account Subaccounts.
  Poor performance of the underlying fund Portfolios will reduce Your Policy Value.
  The Fixed Account guarantees a minimum interest rate, but amounts in variable Subaccounts are subject to market risk.
Summary – Investment Choices Investment Choices
Is This a Short-Term Investment?
No. This Policy is not a short-term investment and is not appropriate if You need ready access to cash. It is designed for long-term accumulation, generally for retirement purposes. If You withdraw money early, You may incur:
  Surrender charges (up to 6% of the amount surrendered within 5 years of a premium payment).
  Taxes and tax penalties (including a 10% federal penalty if under age 59½).
  Policy Adjustments (Excess Interest Adjustment) on amounts withdrawn from the Fixed Account Guaranteed Period Options before the end of the guaranteed period, which may reduce Your Cash Value.
Reallocation at End of Guaranteed Period:
For Fixed Account Guaranteed Period Options, at the end of the period, the value will automatically transfer into a new Guaranteed Period Option of the same length (or next shorter period if the same length is no longer offered) at the then-current interest rate, unless You provide other instructions.
Summary – Other Information Access to Your Money Investment Choices
What are the Risks Associated with Investment Options?
An investment in this Policy is subject to the risk of poor investment performance. Your Policy Value will vary based on the performance of the Investment Options You choose. Each Investment Option—including variable Subaccounts and the Fixed Account—has its own unique risks. You should review the available Investment Options carefully before making an investment decision.
  Variable Subaccounts: These invest in underlying fund Portfolios. Poor market performance can reduce Your Policy Value, and You could lose money.
  Fixed Account: Offers guaranteed minimum interest but may provide lower returns compared to variable options. Withdrawals before the end of a guaranteed period may trigger an Excess Interest Adjustment, which can reduce Your Cash Value.
You bear the entire investment risk for amounts allocated to variable Subaccounts. The Fixed Account guarantees a minimum interest rate, but early withdrawals may result in adjustments and surrender charges. Review the underlying fund prospectuses for details on Portfolio-specific risks such as market volatility, credit risk, and interest rate risk.
Summary – Investment Choices Investment Choices
What are the Risks Related to the Insurance Company?
An investment in this Policy is subject to risks related to Transamerica Life Insurance Company. All obligations under the Policy—including any guarantees, benefits, and amounts allocated to the Fixed Account—are backed solely by the claims-paying ability of Transamerica Life Insurance Company. These guarantees do not apply to amounts allocated to the variable Subaccounts, which are subject to market risk.

Additional information about Transamerica Life Insurance Company, including its financial condition is available by visiting transamerica.com or by calling toll-free (800) 525-6205.
Other Information - Transamerica Life Insurance Company
	RESTRICTIONS			Location in Prospectus
Are There Restrictions on the Investment Options?
Yes. The Policy imposes restrictions on which Investment Options You may use and how You may transfer Policy valueamong them, and Transamerica reserves certain rights that may affect availability:
Limits on Investment Options
  Transamerica may limit the number of Subaccounts You can be invested in at one time.
  Transamerica may restrict or refuse premium payments (including refusing premiums to the Fixed Account).
  In the event of fund conflicts, Transamerica (or other insurers) may remove the Separate Account from an underlying fund, which can result in removal or substitution of a Portfolio Company.
Limits on Transfers
  Frequency/fees: You get 12 free transfers per year during the accumulation phase; a $10 fee may apply to each additional transfer.
  Minimum amounts: Each transfer must be at least $500 (or the entire Subaccount value). Transfers of interest from a Fixed Account guaranteed period must be at least $50.
Fixed Account limits (accumulation phase):
  Transfers at the end of a guaranteed period—no Excess Interest Adjustment (EIA).
  Transfers of credited interest—permitted.
  Other transfers before the period ends—subject to an EIA; if the EIA would be negative, transfers are generally capped at 25% of the amount in that Guaranteed Period Option per Policy Year (less prior transfers).
  Transamerica may prohibit transfers into the Fixed Account.
Income phase:
  You may transfer out of variable Subaccounts up to four times per Policy Year; You cannot transfer out of the Fixed Account during the income phase.
  Telephone/expedited transfers: Transamerica may modify, restrict, or revoke telephone (or other expedited) transfer privileges and discontinue such options at any time.
Anti–Market Timing and Other Reserved Rights
  Transamerica may modify or restrict transfers, accept only written requests, reject premium payments or transfer requests, reverse potentially harmful transfers, discontinue transfer privileges, impose holding periods, and limit the number/size/frequency/timing of transfers.
  Transamerica may implement and charge any fees/restrictions imposed by underlying funds and may defer transfers when underlying funds are unable to purchase or redeem shares.
Investment Choices Expenses – Transfer Fee Other Information Purchase – Allocation of Premium Payments Additional Features – Telephone Transactions
Are There any Restrictions on Policy Benefits?
Yes. Certain benefits under the Policy have restrictions and may be modified or terminated under specific conditions:
Death Benefit Options:
  You must elect a guaranteed minimum death benefit at purchase; once elected, it cannot be changed.
  Optional death benefits (5% Annually Compounding or Annual Step-Up) are not available if the Owner or Annuitant is age 81 or older at issue.
  Withdrawals reduce the guaranteed minimum death benefit by an adjusted amount, which may be greater than the amount withdrawn. This could significantly reduce or eliminate the benefit.
  Optional Rider (Beneficiary Earnings Enhancement):
  Available only at issue ages up to 80.
  Terminates upon annuitization, full surrender, or payment of the rider benefit.
  If terminated and re-elected, coverage applies only to gains after re-election.
Company Rights:
  Transamerica reserves the right to modify or discontinue optional benefits if regulatory approval is obtained.
  Certain benefits may not be available for qualified plans or IRAs.
Summary – Death Benefit Death Benefit Additional Features – Beneficiary Earnings Enhancement
	TAXES			Location in Prospectus
What Are the Policy’s Tax Implications?
You should consult a qualified tax professional to understand the tax implications of investing in this Policy and receiving purchase payments. There is no additional tax benefit if the Policy is purchased through a tax-qualified plan or IRA because those plans already provide tax deferral.
  Withdrawals: Amounts withdrawn from the Policy are generally subject to ordinary income tax on earnings and may incur a 10% federal penalty tax if taken before age 59½.
  Tax Deferral: Earnings grow tax-deferred during the accumulation phase, but taxes apply when money is withdrawn.
  Qualified Plans: For IRAs, 403(b), or other qualified plans, the Policy does not provide extra tax advantages beyond those already available under the plan.
  Other Considerations: Death benefits and annuity payments may have different tax treatment; consult a tax adviser for details.
Taxes
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals receive compensation for selling this Policy. Compensation is typically paid in the following forms:
  Commissions: Paid to broker-dealers and their representatives based on premium payments. The maximum commission is 6% of premiums.
  Revenue Sharing: Additional payments to certain selling firms for “preferred product” status, marketing support, and access to distribution networks.
  Compensation from Affiliates and Third Parties: Includes wholesaling support, marketing allowances, and occasional non-cash incentives such as meals, travel, or event sponsorships.
These arrangements may create a financial incentive for investment professionals to recommend this Policy over other investment products.

Our current affiliate, Transamerica Capital, LLC (“TCL”) (formerly AFSG Securities Corporation (AFSG)) is the principal underwriter and may share the revenue we earn on this Policy with Your investment professional’s firm.
Other Information - Distributor of the Policies
Should I Exchange My Policy?
Some investment professionals may have a financial incentive to recommend that You exchange Your existing Policy for a new one. You should only exchange Your Policy if, after comparing both Policies, You determine that the new Policy is preferable. This comparison should include:
  Features and benefits of both Policies
  Fees and expenses, including ongoing charges and optional rider costs
  Risks associated with each Policy
  Any surrender charges or penalties for terminating Your existing Policy
Exchanging a Policy may restart surrender charge periods and could result in additional costs. Make sure the exchange is in Your best interest—not just beneficial to the person selling the new Policy.
Other Information – Exchanges and Reinstatements

APPENDIX

INVESTMENT OPTIONS AVAILABLE UNDER THE POLICY
The following is a list of current Portfolio Companies available under the Policy, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/893511782?site=VAVUL.
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Policy may charge. Expenses would be higher, and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Seeks to match the total return of the S&P 500 Index.	BNY Mellon Stock Index Fund, Inc. - Initial Advised by: BNY Mellon Investment Adviser, Inc.; Sub-Advised by: Mellon Investments Corporation	0.27%	17.53%	14.11%	14.52%
Seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity	BNY Mellon VIF Government Money Market Portfolio Advised by: BNY Mellon Investment Adviser, Inc.; Sub-Advised by: Dreyfus, a division of Mellon Investments Corporation(2)	0.55%	3.93%	2.90%	1.79%
Seeks to provide shareholders with long-term capital growth.	CTIVP® - Principal Large Cap Growth Fund - Class 1 Advised by: Columbia Management Investment Advisers, LLC	0.69%	13.78%	10.47%	14.66%
Seeks to provide shareholders with a high total return through current income and capital appreciation.	Columbia Variable Portfolio - Income Opportunities Fund - Class 1 Advised by: Columbia Management Investment Advisers, LLC	0.18%	8.78%	3.86%	15.97%
Seeks to provide shareholders with capital appreciation.	Columbia Variable Portfolio - Overseas Core Fund - Class 2 Advised by: Columbia Management Investment Advisers, LLC	0.79%	37.96%	8.92%	11.89%
Seeks to provide shareholders with growth of capital.	Columbia Variable Portfolio - Select Mid Cap Growth Fund - Class 1 Advised by: Columbia Management Investment Advisers, LLC	0.90%	15.14%	7.53%	8.23%
Seeks to provide shareholders with long-term capital growth.	Columbia Variable Portfolio - Cornerstone Growth Fund - Class 1 Advised by: Columbia Management Investment Advisers, LLC	0.72%	16.14%	14.04%	7.55%
Seeks income and capital growth consistent with reasonable risk.	Fidelity® VIP Balanced Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.66%	14.96%	9.24%	10.84%
Seeks long-term capital appreciation.	Fidelity® VIP Contrafund® Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.79%	21.24%	15.08%	15.49%
Seeks high total return through a combination of current income and capital appreciation	Fidelity® VIP Growth & Income Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.72%	21.21%	15.83%	13.56%
Seeks a high level of current income, while also considering growth of capital	Fidelity® VIP High Income Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	1.07%	10.31%	4.00%	5.34%
Seeks as high a level of current income as is consistent with the preservation of capital.	Fidelity® VIP Investment Grade Bond Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.62%	6.93%	-0.21%	2.45%
Seeks long-term growth of capital.	Fidelity® VIP Mid Cap Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.80%	11.49%	9.83%	10.31%
Seeks capital appreciation.	Invesco V.I. Discovery Large Cap Fund - Series I Advised by: Invesco Advisers, Inc.	0.87%	12.79%	11.69%	14.22%
To seek capital appreciaion.	Invesco V.I. Global Fund - Series I Advised by: Invesco Advisers, Inc.	0.81%	15.32%	7.28%	11.00%
To provide to seek total return.	Invesco V.I. Global Strategic Income Fund - Series I Advised by: Invesco Advisers, Inc.	0.96%	12.98%	1.65%	3.01%
To provide total return, comprised of current income and capital appreciation.	Invesco V.I. Government Securities Fund - Series I Advised by: Invesco Advisers, Inc.	0.70%	7.37%	0.04%	1.60%
To provide to seek capital appreciation.	Invesco V.I. Main Street Fund - Series I Advised by: Invesco Advisers, Inc.	0.86%	15.93%	12.47%	12.53%
To seek capital appreciation.	MFS® Growth Series - Initial Advised by: MFS® Investment Management	0.74%	12.19%	11.10%	15.60%
To seek capital appreciation.	MFS® Research Series - Initial Advised by: MFS® Investment Management	0.82%	12.85%	11.15%	12.93%
To seek total return.	MFS® Utilities Series - Initial Advised by: MFS® Investment Management	0.79%	15.01%	7.64%	9.49%

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
To seek current income and preservation of capital.	Transamerica JPMorgan Asset Allocation - Conservative VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.96%	10.36%	2.09%	4.64%
To seek capital appreciation with current income as a secondary objective.	Transamerica JPMorgan Asset Allocation - Moderate Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	1.02%	12.84%	5.57%	7.80%
To seek capital appreciation and current income.	Transamerica JPMorgan Asset Allocation - Moderate VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.97%	11.54%	3.59%	6.05%
To seek long-term capital appreciation.	Transamerica JPMorgan Diversified Equity Allocation VP - Service Advised by: Transamerica JPMorgan Diversified Equity Allocation VP; Sub-Advised by: J.P. Morgan Investment Management, Inc.	1.05%	19.06%	8.87%	10.90%
To seek to earn a total return modestly in excess of the total return performance of the S&P 500® Index while maintaining a volatility of return similar to the S&P 500® Index.	Transamerica JPMorgan Enhanced Index VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.61%	16.21%	14.39%	14.61%
To seek long-term capital appreciation.	Transamerica Janus Mid-Cap Growth VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Janus Henderson Investors US LLC	0.84%	8.11%	7.17%	11.14%
Seeks to maximize long-term growth	Transamerica WMC US Growth VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Wellington Management Company LLP	0.64%	17.76%	12.32%	16.43%
(1) Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
(2) There can be no assurance that any money market Portfolio offered under this Policy will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Policy charges, the yield on the money market Subaccount may become extremely low and possibly negative.

NOTE: All underlying fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

CLOSED INVESTMENT OPTIONS:
Effective December 12, 2011, the following Subaccounts were closed to new investments.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser	Current Expenses	1 year	5 years	10 years
Seeks capital growth.	Invesco V.I. American Franchise Fund - Series I Advised by: Invesco Advisers, Inc.	0.85%	11.67%	10.35%	14.87%
Seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.	Fidelity® VIP Equity-Income Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.71%	18.75%	12.23%	11.32%
Seeks to achieve capital appreciation.	Fidelity® VIP Growth Portfolio - Service 2 Advised by: Fidelity Management & Research Company LLC	0.80%	14.63%	13.42%	17.16%
To seek total return.	MFS® Total Return Series - Initial Advised by: MFS® Investment Management	0.71%	11.16%	6.42%	7.63%

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Policy dated May 1, 2005, as supplemented, contains more information about the Policy. You may contact us for additional information free of charge at (800) 525-6205 or write us at:
Transamerica Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499
Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Product File Number on Edgar System - 333-07509
EDGAR Contract Identifier No. is #C000018381